Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

Via EDGAR

December 18, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C., 20549

Attention: Perry Hindin

Re: Icahn Enterprises L.P.

CVR Energy, Inc.

Schedule TO-T filed December 6, 2024 by Icahn Enterprises Holdings L.P. et. Al

File No. 005-83522

Dear Mr. Hindin:

This letter is being furnished on behalf of Icahn Enterprises Holdings L.P. (“Icahn Enterprises”), Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., IEP Energy Holding LLC, American Entertainment Properties Corp., Beckton Corp., and Carl C. Icahn (together with Icahn Enterprises, the “Offerors,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2024, regarding the Offerors’ Schedule TO-T that was filed with the Commission on December 6, 2024 (File No. 005-83522) (the “Schedule TO”) in connection with an offer to purchase common stock of CVR Energy, Inc. (the “Issuer”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Schedule TO, as indicated.

Schedule TO-T filed December 6, 2024

Cautionary Note on Forward-Looking Statements, page 8

1. We note your reference to Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act. The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933, Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise or delete such references.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the Cautionary Note on Forward-Looking Statements on page 8 of the Offer to Purchase to remove those references.

2. We also note the statements that “Icahn Enterprises assumes no obligation and do not intend to update these forward-looking statements” and “[w]e do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this Offer to Purchase.” Such statements are inconsistent with the filing persons’ obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 14d-3(b)(1) and 14d-4(d). Please revise such statements accordingly.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the Cautionary Note on Forward-Looking Statements on page 8 of the Offer to Purchase to revise such statements, and to clarify the Offerors obligation to amend and promptly disseminate revised information in the event that our existing disclosure materially changes.

The Offer is subject to certain conditions, page 11

3. Disclosure in this statement indicates that “[t]he minimum period during which the Offer must remain open following material changes in its terms or the information concerning it…will depend on the facts and circumstances then existing…” With a view towards improved disclosure, please advise whether this statement is intended to be modified by similar disclosure found on page 30 that “in no event will the Offer remain open for fewer than five business days following” material changes in the terms of the Offer.

Response: We respectfully acknowledge the Staff's comment and advise the Staff that we have revised the description of the minimum period on page 11 of the Offer to Purchase to be consistent with the similar disclosure on page 30 of the Offer to Purchase, modifying these statements to make it clear that in no event will the Offer remain open for fewer than five business days following any material changes in the terms of the Offer.

Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans, page 13

4. Disclosure in this section indicates that if Icahn Enterprises acquires beneficial ownership of at least 80% of the Company’s outstanding common stock through the Offer, it may restructure its investment to include the Company with American Entertainment Properties Corp. and certain of its subsidiaries in a consolidated group for U.S. federal income tax purposes. With a view towards improved disclosure, please advise what impact, if any, this may have on the stockholders of the Company who do not tender into the Offer or who tender but remain stockholders as a result of proration.

Response: We respectfully acknowledge the Staff's comment and advise the Staff that we have revised the description on page 13 of the Offer to Purchase under the caption “Certain Effects of the Offer” accordingly.

Other Plans, page 14

5. Disclosure in this section indicates that Icahn may, subject to the Tender Offer Agreement, acquire additional shares of the Company and may otherwise participate in potential strategic transactions available to the Company which may also entail the Icahn Entities acquiring additional equity of the Company. Please reconcile such disclosure with the disclosure on page 25 and elsewhere regarding the Tender Offer Agreement and Icahn Entities’ obligations thereunder, which appear to expressly prohibit the Icahn Entities from making any such acquisitions.

Response: We respectfully acknowledge the Staff's comment and advise the Staff that we have revised and updated the disclosure on page 14 of the Offer to Purchase under the caption “Other Plans” accordingly.

6. Disclosure in this section also indicates that Icahn Enterprises and its affiliates and the Company “currently are considering” (emphasis added) potential strategic transactions available to the Company and its subsidiaries as well as strategic options involving CVR Partners. If these statements are accurate, please provide the disclosure described in Item 1006(c)(1) through (7), including any plans, proposals or negotiations that relate to or would result in, without limitation, any extraordinary transaction involving the Company or any of its subsidiaries or any other material change in the Company’s corporate structure or business. Refer to Item 6 of Schedule TO.

Response: We respectfully acknowledge the Staff's comment and advise the Staff that we have revised the disclosure on page 14 of the Offer to Purchase under the caption “Other Plans” accordingly.

Conditions of the Tender Offer, page 21

7. Refer to clause (ii) in the first bullet point condition on page 21. Please revise to explain what would be considered a “general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market” or delete this language. Similarly, in clause (iv), please revise to explain what would constitute "any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to materially adversely affect, the extension of credit by banks or other financial institutions in the United States…” or delete. Also, note that clause (vi) appears to be a duplicate of clause (iv).

Response: We respectfully acknowledge the Staff's comment and advise the Staff that we have revised the disclosure on page 21 of the Offer to Purchase under the caption “Conditions of the Tender Offer” to remove the references to such limitations and duplicative language.

Tender Offer Agreement, page 25

8. Disclosure on page 25 indicates that, under the circumstances described, the Icahn Entities shall not enter into an agreement to acquire all the outstanding shares or enter into an agreement to increase its beneficial ownership percentage in the Company above 84% of all outstanding shares (emphasis added). With a view towards revised disclosure please advise if such restrictions would prevent the Icahn Entities from doing so if an agreement was not a required step, such as via open market purchases.

Response: We respectfully acknowledge the Staff's comment and advise the Staff that we have revised the language on page 25 and elsewhere in the Offer to Purchase regarding the restrictions on increases to Icahn Enterprises’ and the Offerors’ beneficial ownership.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact Jesse Lynn at (305) 422-4100, Joshua Apfelroth at (212) 969-3438, or Louis Rambo at (202) 416-6878, at your convenience.

Sincerely,

/s/ Jesse Lynn
Jesse Lynn
General Counsel

cc:	Andrew Teno, Chief Executive Officer Joshua Apfelroth, Proskauer Rose LLP Louis Rambo, Proskauer Rose LLP

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